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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AMF BOWLING WORLDWIDE, INC.

(Name of Issuer)

Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)

030985105

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G/A
CUSIP No. 030985105			Page 2 of 8

1.	Name of Reporting Person: Blavin & Company, Inc.		I.R.S. Identification Nos. of above persons (entities only): 061433471

2.	Check the Appropriate Box if a Member of a Group: *
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0% **

12.	Type of Reporting Person: CO

* SEE INSTRUCTIONS BEFORE FILLING OUT

** SEE ITEM 4(b).

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13G/A
CUSIP No. 030985105			Page 3 of 8

1.	Name of Reporting Person: Paul W. Blavin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group: *
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0% **

12.	Type of Reporting Person: IN

* SEE INSTRUCTIONS BEFORE FILLING OUT

** SEE ITEM 4(b).

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AMENDMENT 1 TO SCHEDULE 13G

     This Amendment to Schedule 13G (the “Amendment”) is being filed on behalf of Blavin & Company, Inc., a Delaware corporation (“BCI”), and Mr. Paul W. Blavin, the principal of BCI, relating to shares of Common Stock of AMF Bowling Worldwide, Inc., a Delaware corporation (the “Issuer”). The initial Schedule 13G was filed with the Securities and Exchange Commission on February 14, 2003.

     This Amendment relates to shares of Common Stock of the Issuer sold by BCI for the account of four institutional clients for which BCI acts as investment advisor.

Item 1(a)	Name of Issuer.

AMF Bowling Worldwide, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

8100 AMF Drive, Richmond, Virginia 23111

Item 2(a)	Name of Person Filing.

Blavin & Company, Inc. (“BCI”) and Paul W. Blavin, as principal for BCI

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

7025 N. Scottsdale Road, Suite 230, Scottsdale, Arizona 85253

Item 2(c)	Citizenship or Place of Organization.

BCI is a corporation organized under the laws of the State of Delaware. Paul W. Blavin is the principal of BCI and a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

030985105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

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(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813.

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4	Ownership.

	(a)	BCI and Mr. Blavin are the beneficial owners of zero (0) shares of Common Stock.

	(b)	BCI and Mr. Blavin are the beneficial owners of 0.0% of the outstanding shares of Common Stock.

	(c)	BCI has the sole power to vote and dispose of the zero (0) shares of Common Stock beneficially owned by it. As the principal of BCI, Mr. Blavin may direct the vote and disposition of the zero (0) shares of Common Stock beneficially owned by BCI.

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Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

All securities reported in this schedule are owned by advisory clients of BCI. To the knowledge of BCI, no one advisory client owns more than 5% of the Common Stock.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated February 4, 2003, between BCI and Paul W. Blavin.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2004

BLAVIN & COMPANY, INC.

	By:	/s/ Paul W. Blavin

Paul W. Blavin Chairman and Chief Executive Officer

/s/ Paul W. Blavin

Paul W. Blavin

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